FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2002

GOLD RESERVE INC.


Address Of Principal Executive Offices:
926 West Sprague Avenue
Suite 200
Spokane, Washington 99201


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



GOLD RESERVE INC.
September 30, 2002
Interim Financial Report
U.S. Dollars

Forward Looking Statements
The information presented in or incorporated by reference in this interim financial report includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")) relating to the future results of Gold Reserve Inc. (the "Company"), which involve risks and uncertainties. Except where the context indicates otherwise, "Company" means Gold Reserve Inc., its predecessor Gold Reserve Corporation and subsidiaries.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the following risks:

 actual reserves could vary considerably from estimates presently made, volatility of metals prices and estimated metal production, concentration of operations and assets in Venezuela, regulatory, political and economic risks associated with Venezuelan operations,
 obtaining adequate funding for future development of the Brisas property, dependence upon the abilities and continued participation of key employees,
 other uncertainties normally incident to the operation and development of mining properties.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this interim financial report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators.

All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Operations Overview

The Company's Brisas property, a gold and copper deposit, is located in the Kilometer 88 mining district in the State of Bolivar, southeastern Venezuela. The mineral resource on the Brisas property, estimated at 9.9 million ounces of gold and approximately 1.13 billion pounds of copper, is contained within an area approximately 1,900 meters long and 500 to 900 meters wide. The identified mineralization continues for an unknown distance down dip to the west, to the north and below the current mineralized resource.

The mining and processing facility as currently contemplated for the Brisas property is expected to process an estimated 55,000 tonnes per day, yielding an average annual production of approximately 362,000 ounces of gold and 46 million pounds of copper, over a minimum mine life of 13 years. The plan for the development of the property as it presently exists includes on-site copper processing utilizing an autoclave for pressure oxidation of the concentrates followed by a series of leaching sequences to recover the copper and gold. Construction of a mining facility at the Brisas property is estimated to cost between $350 and $400 million.

Based on Gold Institute guidelines and the assumptions included in the pre-feasibility, cash operating costs are estimated at $153 per ounce of gold (using $300 per ounce gold, $0.90 per pound copper and on-site copper processing) and total after-tax costs are estimated at $243 per ounce of gold (including operating costs, working capital, initial capital and life of mine capital less sunk costs). Estimated cost per ounce of gold is determined net of copper revenues. Construction of a mining facility would take 18 to 24 months.

Reserve Estimate Audits

Considerable data compiled by the Company has been closely scrutinized by Behre Dolbear & Company, Inc. ("Behre Dolbear") and a number of other consultants. Behre Dolbear has audited the Company's data collection procedures, its modeling and reserve methodology and reserve estimates.

The results of the audits determined that the technical data collection procedures used by the Company meet or exceed accepted industry standards; the assay laboratories utilized provided reliable and acceptable results;
the database compiled by the Company is of a quality appropriate for utilization in a reserve study suitable for obtaining financing; the estimating techniques used by the Company were an accurate representation for the reserves; the drill hole spacing was sufficient to generate future estimates of proven and probable reserves; the database was correct and reliable; the reserve risk for the project is low and there is upside potential for additional reserves at the Brisas property because the mineralization can be extrapolated with quite high confidence beyond the current drilling in the down dip direction and to the north.

The mineral reserve and resource estimates set forth in this document have been prepared in accordance with the disclosure requirements of applicable Canadian Securities Commissions. Such estimates will not qualify the property as a commercially mineable ore body under standards promulgated by the U.S. Securities and Exchange Commission until the economic viability of the project is established and documented in a final feasibility study.

Mineral Resource Estimates

The Brisas property is estimated to contain a total mineral resource of 9.9 million ounces of gold and approximately 1.13 billion pounds of copper (based on 0.5 gram per tonne gold equivalent cut-off). The mineral resource, effective November 1999, is summarized in the following tables:


(kt=1,000 tonnes) Measured                  Indicated                Inferred                  Total
--------------------------------------------------------------------------------------------------------------
Au Eq
Cutoff            Au      Cu                Au      Cu               Au      Cu                Au      Cu
Grade   kt        (g/t)   (%)     kt        (g/t)   (%)     kt       (g/t)   (%)     kt        (g/t)   (%)
--------------------------------------------------------------------------------------------------------------
0.50    221,042   0.805   0.111   145,028   0.690   0.155   40,103   0.733   0.110   406,173   0.757   0.127
==============================================================================================================


(millions)        Measured                  Indicated                Inferred                  Total
--------------------------------------------------------------------------------------------------------------
Au Eq
Cutoff            Au      Cu                Au      Cu               Au      Cu                Au      Cu
Grade             oz.     lb.               oz.     lb.              oz.     lb.               oz.     lb.
--------------------------------------------------------------------------------------------------------------
0.50              5.721   541.0             3.217   495.7            0.945   97.3              9.883   1,134.0
==============================================================================================================


Mineral Reserve Estimate

The mineral reserve estimate, effective January 2000, has been prepared in accordance with reporting requirements of applicable Canadian Securities Commissions and is presented in tabular form below. Using an average gold and copper price of $300 and $0.80, respectively, the Brisas property is estimated to contain approximately 235 million tonnes of ore with an average grade of 0.79 grams per tonne gold and 0.14% copper and a waste to ore ratio of 1.63:1 Using an average gold and copper price of $325 and $0.90, respectively, the Brisas property is estimated to contain approximately 280 million tonnes of ore with an average grade of 0.74 grams per tonne gold and 0.14% copper and a waste to ore ratio of 1.47:1.


         Reserve                           Au           Cu           Waste        Total
         tonnes        Au grade  Cu grade  ounces       pounds       tonnes       tonnes       Strip
Class    (thousands)   (g/t)     (%)       (thousands)  (thousands)  (thousands)  (thousands)  Ratio
----------------------------------------------------------------------------------------------------
Proven   187,443       0.814     0.119     4,906        491,841
Probable  47,411       0.682     0.205     1,040        214,309
----------------------------------------------------------------------------------------------------
Total(1) 234,854       0.787     0.136     5,946        706,150      383,912      618,766      1.63
====================================================================================================

(1) Using $300/oz Au, $0.80/lb Cu and $3.30/tonne revenue cutoff


         Reserve                           Au           Cu           Waste        Total
         tonnes        Au grade  Cu grade  ounces       pounds       tonnes       tonnes       Strip
Class    (thousands)   (g/t)     (%)       (thousands)  (thousands)  (thousands)  (thousands)  Ratio
----------------------------------------------------------------------------------------------------
Proven   209,954       0.778     0.121     5,252        560,167
Probable  70,053       0.630     0.201     1,419        310,387
----------------------------------------------------------------------------------------------------
Total(1) 280,007       0.741     0.141     6,671        870,554      411,282      691,289      1.47
====================================================================================================

(1) Using $325/oz Au, $0.90/lb Cu and $3.30/tonne revenue cutoff

Outlook

The ultimate design and future construction of the plant for the Brisas property is subject to the results of the final feasibility study. Additional metallurgical, geotechnical and hydrological investigations, negotiations related to such things as electrical power supply and development and condemnation drilling will occur as a part of the completion of the final feasibility study. The completion of the final feasibility study and the timing of future development of the Brisas property will be influenced by, among other items, prevailing gold and copper prices.

Financial Overview

The total financial resources of the Company, cash plus current and non-current marketable securities, decreased $1.8 million from December 31, 2001 to approximately $13.0 million as of September 30, 2002.

                                           September 30,       December 31,
                                               2002                2001
----------------------------------------------------------------------------
Cash and equivalents                       $  2,084,619       $  5,764,665
Marketable securities - current               8,602,509          9,006,362
Marketable securities - non-current           2,320,919              2,500
----------------------------------------------------------------------------
                                           $ 13,008,047       $ 14,773,527
============================================================================

Planned expenditures for 2002 are estimated at $3.1 million, which will be spent on activities directly related to the Brisas property, corporate management of the Brisas project, corporate activities other than those related to the Brisas property and the advancement of our proposal to combine Brisas with the Cristinas property. Other income (primarily investment income) for 2002 is projected to be approximately $0.75 million. Management anticipates that its combined cash and investment position will be sufficient to cover estimated operational and capital expenditures (excluding estimated mine construction costs) into 2004.

Future construction costs and development expenses, and the cost of placing the Brisas property or additional future properties into production, if warranted, are expected to be financed by a combination of the sale of additional common stock, bank borrowings or other means. Management does not plan to raise funds through the sale of equity or debt in the near future. Whether and to what extent additional or alternative financing options are pursued by the Company depends on a number of important factors, including the price of gold, management's assessment of the financial markets, the potential acquisition of additional properties or projects and the overall capital requirements of the consolidated corporate group.

Certain costs associated with the Brisas property, which prior to 2002 were capitalized, are now expensed in the period incurred. Consolidated net loss for the three and nine months ended September 30, 2002 amounted to $643,273 and $2,248,257 or $0.03 and $0.10 per share compared to consolidated net loss of $2,030 and $461,799 or $0.00 and $0.02 per share for the same periods in 2001. The increase in net loss from the comparable nine- month period results primarily from a reduction in gain on sale of marketable securities and an increase in operating expenditures related to the maintenance of the Brisas property and increased foreign currency loss.

A Bolivar/Dollar exchange peg policy was maintained by Venezuela throughout 2001, but abandoned in February 2002. Thereafter, a free-floating exchange rate system was established, with the Venezuelan Central Bank acting as the main foreign currency seller. The exchange rate was approximately Bs. 1,474 to the Dollar at September 30, 2002.

As of November 25, 2002, the Company had the following shares, equity units and share options issued:

Class A common                                               22,936,158
Equity units*                                                 1,289,980
Options to purchase Class A common shares                     3,368,549

*An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into class A common shares of Gold Reserve Inc. on a one to one basis.


CONSOLIDATED BALANCE SHEETS
September 30, 2002 and December 31, 2001 (unaudited)

                                               September 30,      December 31,
U.S. Dollars                                       2002               2001
------------------------------------------------------------------------------
ASSETS
Current Assets:
Cash and cash equivalents                     $  2,084,619        $  5,764,665
Marketable securities                            8,602,509           9,006,362
Deposits, advances and other                       366,218             350,995
Accrued interest                                   122,261              52,524
------------------------------------------------------------------------------
Total current assets                            11,175,607          15,174,546
------------------------------------------------------------------------------

Property, plant and
  equipment, net                                46,156,317          46,197,434
Marketable securities                            2,320,919               2,500
Other                                              626,020           1,178,134
------------------------------------------------------------------------------
Total assets                                  $ 60,278,863        $ 62,552,614
==============================================================================

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses            $ 253,114           $ 320,782
------------------------------------------------------------------------------
Total current liabilities                          253,114             320,782

Minority interest in
  consolidated subsidiaries                      1,069,659           1,062,852
------------------------------------------------------------------------------
Total liabilities                                1,322,773           1,383,634
==============================================================================

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value                -                   -
Common shares and equity
  units, without par value                     102,435,278         102,265,911
 Less, common shares held by affiliates           (674,598)           (674,598)
Deficit                                        (42,586,803)        (40,338,546)
KSOP debt                                         (217,787)            (83,787)
------------------------------------------------------------------------------
Total shareholders' equity                      58,956,090          61,168,980
------------------------------------------------------------------------------
Total liabilities and shareholders' equity    $ 60,278,863        $ 62,552,614
==============================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:
s/ Chris D. Mikkelsen			s/ Patrick D. McChesney


CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Nine Months Ended September 30, 2002 and 2001 (unaudited)

                                    Three Months Ended       Nine Months Ended
U.S. Dollars                         2002        2001         2002       2001
-------------------------------------------------------------------------------
OTHER INCOME
Interest                          $167,040    $185,376     $477,219    $634,711
Gain (loss) on sale of
  marketable securities                 (6)    284,101       (4,254)    385,358
-------------------------------------------------------------------------------
                                   167,034     469,477      472,965   1,020,069

EXPENSES
General and administrative         376,381     269,124      921,301     833,983
Technical services                 326,922      77,648    1,030,683     270,706
Corporate communications            58,407      66,434      215,279     209,221
Legal and accounting                 6,733      10,438       97,897      73,667
Foreign currency loss               32,999      42,565      435,021      75,384
Minority interest in net income
  of consolidated subsidiaries       8,865       5,298       21,041      18,907
-------------------------------------------------------------------------------
                                   810,307     471,507    2,721,222   1,481,868
-------------------------------------------------------------------------------
Net loss                         $(643,273)    $(2,030) $(2,248,257)  $(461,799)
===============================================================================
Net loss per share                $  (0.03)    $ (0.00)     $ (0.10)    $ (0.02)
===============================================================================
Weighted average common
   shares outstanding           23,273,564  22,926,808   23,272,816  22,925,287
===============================================================================

CONSOLIDATED STATEMENTS OF DEFICIT
For the Nine Months Ended September 30, 2002 and 2001 (unaudited)

U.S. Dollars
Deficit, December 31, 2001                         $  (40,338,546)
Net loss                                               (2,248,257)
-----------------------------------------------------------------
Deficit, September 30, 2002                        $  (42,586,803)
=================================================================

Deficit, December 31, 2000                         $  (39,487,340)
Net loss                                                 (461,799)
-----------------------------------------------------------------
Deficit, September 30, 2001                        $  (39,949,139)
=================================================================
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three and Nine Months Ended September 30, 2002 and 2001 (unaudited)

                                     Three Months Ended      Nine Months Ended
U.S. Dollars                           2002       2001        2002       2001
--------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net loss                           $ (643,273)   $(2,030)$(2,248,257) $(461,799)
Adjustments to reconcile
  net loss to net cash
  used by operating activities:
    Depreciation                       12,294     10,881     47,352      33,188
    Amortization of (discount)
      premium on
      marketable securities            33,865      8,744     76,341       9,729
    Foreign currency loss              32,999     42,565    435,021      75,384
    Minority interest in net income
      of consolidated subsidiaries      8,865      5,298     21,041      18,907
    Net (gain) loss on sale
    of marketable securities                6   (284,101)     4,254    (385,358)
    Other                                                    30,000
 Changes in current assets
   and liabilities:
     Net decrease (increase) in
      current assets                  (22,569)    (6,545)   (84,957)     10,037
     Net (decrease) increase
      in current liabilities            5,313     12,436    (67,668)     35,575
--------------------------------------------------------------------------------
Net cash used by operating activities(572,500)  (212,752)(1,786,873)   (664,337)
--------------------------------------------------------------------------------

Cash Flows from Investing Activities:
Proceeds from the sale and maturity
  of marketable securities            199,994  1,484,401  7,413,246   6,228,289
Purchase of marketable securities  (2,281,800)(3,366,136)(9,408,410) (7,885,886)
Purchase of property,
plant and equipment                      (543)  (375,267)    (6,235) (1,044,894)
Other                                  (4,536)    30,052     95,266      41,773
--------------------------------------------------------------------------------
Net cash used by
investing activities               (2,086,885)(2,226,950)(1,906,133) (2,660,718)
--------------------------------------------------------------------------------

Cash Flows from Financing Activities:
Proceeds from the issuance
  of common shares                    10,800       2,160     12,960       4,285
--------------------------------------------------------------------------------
Net cash provided by
  financing activities                10,800       2,160     12,960       4,285
--------------------------------------------------------------------------------

Change in Cash and Cash Equivalents:
Net decrease in cash and
cash equivalents                  (2,648,585) (2,437,542)(3,680,046) (3,320,770)
Cash and cash equivalents -
beginning of period                4,733,204   9,224,883  5,764,665  10,108,111
--------------------------------------------------------------------------------
Cash and cash equivalents -
  end of period                   $2,084,619  $6,787,341 $2,084,619  $6,787,341
================================================================================

The accompanying notes are an integral part of the consolidated financial statements.


Selected Notes To Consolidated Financial Statements

1.  Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the "Company") as of September 30, 2002, and the results of operations and the cash flows for the nine months ended September 30, 2002 and 2001. The results of operations for the nine months ended September 30, 2002 and 2001 are not necessarily indicative of the results to be expected for the full year.

These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements including notes thereto included in the Company's 2001 annual report. (All amounts are stated in U.S. Dollars).

2.  Geographic Segments

Net Loss (income) for the Three and Nine Months Ended September 30, 2002
and 2001

                           Three Months Ended          Nine Months Ended
                           2002          2001          2002         2001
------------------------------------------------------------------------
United States              292,110    (30,546)       880,323     399,899
Venezuela                  351,163     32,576      1,367,934      61,900
------------------------------------------------------------------------
Consolidated              $643,273     $2,030     $2,248,257    $461,799
========================================================================

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GOLD RESERVE INC.

By:    s/ Robert A. McGuinness
          Vice President - Finance & CFO
          November 25, 2002